David J. Barton	January 6, 2020	(310) 772-2383 dbarton@pszjlaw.com

VIA EDGAR

Mr. Ruairi Regan
Division of Corporation Finance
Office of Real Estate & Construction
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	Woodbridge Liquidation Trust
Registration Statement on Form 10-12G
Filed October 25, 2019
File No. 000-56115

Dear Mr. Regan:

We acknowledge the receipt by Woodbridge Liquidation Trust, a Delaware statutory trust (the “Trust”), of the comment letter (the “Comment Letter”) dated December 23, 2019 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 10-12G (the “Form 10”).  On behalf of the Trust, we hereby provide the responses set forth below to the comments in the Comment Letter.

To assist the Staff review, we have included the text of the Staff’s sole comment below in bold type.  Except as otherwise noted in this letter, the information provided in response to the Staff’s comment has been supplied by the Trust, which together with its subsidiaries is solely responsible for such information.

General

1.
We reissue prior comment 1. Please provide the disclosure in your filing as of the most recent practicable date. We note that you updated the Property Information and the Security Ownership to September 30, 2019; however, that information remains over two and half [sic] months old. Please revise or advise.

The Trust notes the Staff’s comment and will file an amendment no. 2 to the Form 10 (“Amendment No. 2”) that provides disclosure as of the most recent practicable date.

* * * * * *

January 6, 2020

The Trust supplementally advises the Staff that it is filing Amendment No. 2 contemporaneously with this letter.

Please should contact the undersigned at (310) 277-6910 with any questions regarding this correspondence on Amendment No. 2.

Sincerely,
/s/ David J. Barton
David J. Barton

cc.	Securities and Exchange Commission:
Ms. Pam Howell
Mr. Jorge Bonilla
Mr. Mr. Robert Telewicz

cc.	Woodbridge Liquidation Trust:
Michael I. Goldberg, Esq.